

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2010

Mr. Qingqing Wu
Chief Executive Officer
Vlov, Inc.
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People's Republic of China
(86592) 2345999

> **RE: Vlov, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed October 27, 2010**
> **File No. 333-163803**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2009**
> **Filed October 27, 2010**
> **File No. 000-53155**

Dear Mr. Wu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed October 27, 2010

1.   We note your response to prior comment two from our letter dated September 20, 2010. Advise us if the revised opinion from PRC counsel filed as Exhibit 99 will be the basis for the statements regarding "no impact" from current Chinese regulations.

2.   In this regard, as Mr. Wu appears to control both entities, it is unclear what factors will determine the timing of the transfer. With a view to disclosure, advise us if you intend to rescind or otherwise exit from some or all of the contractual arrangements at the time of or after the transfer, given the statement that the transfer would confer "direct control over our operating assets, which we currently control through the contractual arrangements."

Business, page 28

3.   Please revise to briefly describe your product design process and capabilities.

Certain Relationships and Related Party Transactions, page 57

4.   We note your response to prior comment 13 from our letter dated September 20, 2010. Please provide the disclosure required by Item 404(c)(1)(ii), or advise.

Financial Statements for the Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements, page F-6

5.   We note the expense reimbursement arrangements under Section V of your Distribution Agreements filed as Exhibits 10.21, 10.22, 10.23, and 10.24 to your Form S-1/A3. Please revise to include footnote disclosure of your commitments under the terms of these agreements, including a description of the variable nature of your support percentage based on your distributor's total purchases and payments.

(7) Related Party Transactions, page F-14

6.   We note in your response to comment 15 of our letter dated September 20, 2010 that you paid the $17,500 to your CFO on July 14, 2010. Please tell us the line item on your June 30, 2010 balance sheet where this accrued fee payable to your CFO was included, and further revise your related party footnote to also include disclosure of this cash fee payable pursuant to the April 27, 2010 Loanout Agreement.

Exhibits

Exhibit 10.21

7.   We note that several sections of your agreement do not appear to have been filed in and
        appear to contain blanks, such as paragraph 1 under Article II . This comment also
        appears applicable to exhibit 10.24. Please advise.

8.   We note the provisions regarding yearly performance and other items in section V of
        Exhibit 10.21. With a view to clarifying disclosure, advise us why you do not address
        these provisions in your Business or Management's Discussion and Analysis, as
        applicable.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

9.   We note your amended Form 10-K with respect to Items 9A, 10, and 15. However, it is
        unclear how you considered comments from our letters dated June 21, 2010 and
        September 20, 2010. For example, comments in those letters regarding Items 101, 303,
        401, 402, and 404 of Regulation S-K appear to be applicable to your Form 10-K. Please
        revise or advise.

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Notes to Consolidated Financial Statements, page F-4

(13) Earnings Per Share, page F-14

10.   We note the revisions to your March 31, 2010 financial statements in response to
        comments 16 and 17 of our letter dated September 20, 2010. Please address the
        following:

        a. Reconcile the 17,384,002 diluted weighted average shares as originally filed on page
            F-17 to the 17,263,035 diluted weighted average shares disclosed on page F-14 of
            your March 31, 2010 Form 10-Q filed on May 17, 2010 or revise as necessary; and

        b. Explain to us what the increase in dilutive potential common shares for the warrants
            from 595,080 (page F-14 of your initial filing) to 595,893 for the three months ended
            March 31, 2010 represents.

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements, page 8

(12) Earnings Per Share, page 18

11.   We note the revisions to your June 30, 2010 financial statements in response to comments 16 and 17 of our letter dated September 20, 2010. Please advise us of the following:

   a. Reconcile the 20,707,619 diluted weighted average shares on page five to the 20,070,619 diluted weighted average shares on page 22 or revise as necessary;

   b. Reconcile the 16,856,357 diluted weighted average shares for the six months ended June 30, 2010 as originally filed on page 22 to the 17,197,674 diluted weighted average shares for the six months ended June 30, 2010 disclosed on page five of your Form 10-Q filed on August 19, 2010 or revise as necessary; and

      c. Explain to us what the increase in dilutive potential common shares for the warrants from 341,317 (page 19 of your initial filing) to 603,543 and 599,735 for the three and six months ended June 30, 2010, respectively, represents

   Please also make conforming changes to the June 30, 2010 financial statements and related footnotes filed with your Form S-1/A3, as necessary.

Other

12.   We reissue prior comment 24 from our letter dated September 20, 2010. It does not appear that you have updated all of your director biographies to provide the information contemplated by Item 401(e) of Regulation S-K and SEC Release No. 33-9089 (Dec. 16, 2009). Please revise or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director